U.S. Securities and Exchange Commission
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
Submitted pursuant to Rule 14a-6(g)

1.	Name of the Registrant: Telephone and Data Systems, Inc.

2.	Name of person relying on exemption: Southeastern Asset Management, Inc.

3.	Address of person relying on exemption: 6410 Poplar Avenue, Suite 900, Memphis, TN 38119

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1):

Exhibit 1: Transcript of Glass Lewis “Proxy Talk”; Playback made Available to Glass Lewis Clients.